UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                  PALFED, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                     Common
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    696370105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

      H. Jerry Shearer  P. O. Box 7574, Columbia, S.C. 29202  (803) 749-7888
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                October 19, 1995
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.  696370105                                            PAGE  2  OF  10


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Jerry Zucker
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
3.   COMMISSION USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                       [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

     363,500
--------------------------------------------------------------------------------
8.   SHARED VOTING POWER

     137,500
--------------------------------------------------------------------------------
9.   SOLE DISPOSITIVE POWER

     363,500
--------------------------------------------------------------------------------
10.  SHARED DISPOSITIVE POWER

     137,500
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     501,000
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.5%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO.  696370105                                            PAGE  3  OF   10

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Jerry Shearer
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
3.   COMMISSION USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     PF, 00
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                       [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

     -
--------------------------------------------------------------------------------
8.   SHARED VOTING POWER

     137,500
--------------------------------------------------------------------------------
9.   SOLE DISPOSITIVE POWER

     -
--------------------------------------------------------------------------------
10.  SHARED DISPOSITIVE POWER

     137,500
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     137,500
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.6%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO.  696370105                                            PAGE  4  OF   10

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Mid-Atlantic Investors
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
3.   COMMISSION USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     WC, 00
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                       [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER


--------------------------------------------------------------------------------
8.   SHARED VOTING POWER

     137,500
--------------------------------------------------------------------------------
9.   SOLE DISPOSITIVE POWER


--------------------------------------------------------------------------------
10.  SHARED DISPOSITIVE POWER

     137,500
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     137,500
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.6%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

Item 1.     Security and Issuer

     Common stock of Palfed, Inc., Post Office Box 1116, Aiken, South Carolina 29802 (the "Issuer").

Item 2.     Identity and Background

     Mid-Atlantic Investors ("Mid-Atlantic") is a general partnership organized under the laws of the state of South Carolina for the purpose of investing in financial institutions. Its address is Post Office Box 7574, Columbia, South Carolina 29202. Messrs. Zucker and Shearer are the partners of Mid-Atlantic. Mid-Atlantic has not, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, state or federal securities laws or finding any violation with respect to such laws.

     Jerry Zucker is a natural person who resides at 16 Buckingham Drive, Charleston, South Carolina 29407. Mr. Zucker's principal occupation is as the chief executive officer of The InterTech Group, Inc., and the Polymer Group, Inc. 4838 Jenkins Avenue, North Charleston, South Carolina 29405. Mr. Zucker has not, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, state or federal securities laws or finding any violation with respect to such laws. Mr. Zucker is a citizen of the State of South Carolina and the United States of America.

     H. Jerry Shearer is a natural person residing at 289 Hunters Blind Drive, Columbia, South Carolina 29212. His principal occupation is as managing partner of Mid-Atlantic. Mr. Shearer has not, during the last five years, been convicted in any criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Shearer is a citizen of the State of South Carolina and the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration

     501,000 shares of common stock as to which this filing relates were purchased for $5,516,898 with personal funds, working capital of the partnership, and on margin. Margin transactions were with Dean Witter Reynolds, Inc., on such firm's usual terms and conditions.

Item 4.     Purpose of Transaction

     The purpose of the acquisition of the securities by Mid-Atlantic, Mr. Shearer and Mr. Zucker is for investment and to take actions which may enhance the value of the securities as an investment. In conjunction therewith, Mid-Atlantic, Mr. Shearer and/or Mr. Zucker may seek to obtain the requisite approval, or lack of objection, from the Office of Thrift Supervision ("OTS") to increase its ownership beyond 10% if such a transaction is permissible under the Articles of Incorporation of the Issuer and would not constitute an acquisition of control of the Issuer. Mid-Atlantic, Mr. Shearer and/or Mr. Zucker may acquire and/or sell additional securities of the Issuer through open market purchases or privately negotiated transactions. Mid-Atlantic, Mr. Shearer and/or Mr. Zucker may propose, sponsor or support candidates for election to the board of directors by proxy solicitation or otherwise; provided, however, neither Mid-Atlantic, Mr. Shearer nor Mr. Zucker will engage in a contested solicitation for the election of directors. Mid-Atlantic, Mr. Shearer and/or Mr. Zucker may also seek to encourage a business combination between the Issuer and some third person, if such transaction would be profitable to Mid-Atlantic, Mr. Shearer and/or Mr. Zucker. Mid-Atlantic, Mr. Shearer and/or Mr. Zucker may communicate with other shareholders to the extent permitted under the proxy rules. Amendment No. 1 to this Item 4 is for the purpose of clarifying, rather than changing, the purpose and intentions of the Reporting Persons.

Item 5.     Interest in Securities of the Issuer

     Mid-Atlantic, Mr. Zucker and Mr. Shearer together beneficially own 137,500 shares, or 2.6% of the Issuer's common stock, over which they share voting, investment and dispositive power. Mr. Zucker beneficially owns an additional 363,500 shares of the Issuer's common stock, thus having beneficial ownership of an aggregate of 9.5%. Mr. Zucker has sole voting, investment and dispositive power over such 363,500 shares. As a group, Mid-Atlantic Investors, Mr. Shearer and Mr. Zucker beneficially own 501,000 shares of the Issuer's common stock or 9.5%.

     The following shares were acquired in over-the-counter transactions in the 60 days preceding October 27, 1995:


                                                                              Per Share                         Total
                                 Date                       Shares              Price                          Purchase

Jerry Zucker

                                10/17/95                    40,000             11.3750                       455,000.00
                                10/18/95                    66,000             11.3750                       750,750.00
                                10/19/95                    26,500             11.3750                       301,437.50
                                10/20/95                     5,000             11.3750                        56,875.00
                                10/23/95                    10,000             11.3750                       113,750.00
                                10/23/95                     7,500             11.5000                        86,250.00
                                10/24/95                     3,500             11.5000                        40,250.00
                                10/24/95                     1,000             11.6250                        11,625.00
                                10/24/95                    11,500             11.6875                       134,406.25
                                10/25/95                     5,000             11.7500                        58,750.00
                                10/25/95                     8,000             11.8750                        95,000.00
                                10/25/95                    13,000             11.9375                       155,187.50
                                10/25/95                    91,000             12.0000                     1,092,000.00
                                10/26/95                     5,000             11.7500                        58,750.00
                                10/27/95                    10,000             11.8250                       118,250.00



Mid-Atlantic
Investors

                                10/19/95                    38,500             11.3750                       437,937.50
                                10/20/95                     5,000             11.3750                        56,875.00
                                10/23/95                    10,000             11.3750                       113,750.00
                                10/23/95                     7,500             11.5000                        86,250.00
                                10/24/95                     3,500             11.5000                        40,250.00
                                10/24/95                     1,000             11.6250                        11,625.00
                                10/24/95                       500             11.6875                         5,843.75



Jerry Shearer

                                10/18/95                     2,500             11.3750                        28,437.50
                                10/18/95                     6,500             11.3750                        73,937.50




Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     137,500 of the shares of common stock of the Issuer as to which this filing relates are partnership property. As such, they will be voted and/or disposed of by the partnership pursuant to the vote of the partners. Any income or loss recognized by the partnership in connection with the ownership or disposition of such securities will be divided between the partners in accordance with the partnership agreement.

Item 7.     Material to be Filed as Exhibits

     (a) Copy of the written agreement relating to the filing of joint acquisition statements.*

     (b)     Power of Attorney.*

*Previously filed.

                                   Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify the information set forth in this amended statement is true, complete and correct.

                             MID ATLANTIC INVESTORS

                                                  /s/Jerry Zucker*
                                              By:_______________________________
Date: March 27, 1997                            Jerry Zucker, Partner


                                                  /s/H. Jerry Shearer
                                              By:_______________________________
Date: March 27, 1997                             H. Jerry Shearer, Partner


                                                 /s/Jerry Zucker*
                                              ----------------------------------
Date: March 27, 1997                            Jerry Zucker


                                                 /s/H. Jerry Shearer
                                              ----------------------------------
Date: March 27, 1997                            H. Jerry Shearer

                                                     *by H. Jerry Shearer
                                                     Attorney-in-fact